Exhibit 99.1

Mandatory notice of trade in IDEX 12 May 2022

Vince Graziani, CEO and primary insider of IDEX Biometrics ASA, acquired the equivalent of 225,000 IDEX shares, ISIN NO0003070609, on 12 May 2022. Mr. Graziani purchased 3,000 IDBA, ISIN US45173W1053, the IDEX American Depositary Shares listed at the Nasdaq Capital Market in New York, in the market at USD 9.26 per IDBA. Each IDBA represents 75 IDEX.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings. We invent, engineer, and commercialize these secure and safe yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow @IDEXBiometrics